Klondex Mines Ltd.
Condensed Consolidated Interim Financial Statements
For the three and nine month ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

Condensed Consolidated Interim Statements of Financial Position	3

Condensed Consolidated Interim Statements of Income (Loss)	4

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	5

Condensed Consolidated Interim Statements of Cash Flows	6

Condensed Consolidated Interim Statements of Changes in Equity	7

Notes to the Condensed Consolidated Interim Financial Statements	8

The accompanying notes are an integral part of the condensed consolidated financial statements
2

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited and expressed in Canadian dollars)

	September 30,	December 31,
	2014	2013
Assets
Current assets
Cash	$43,230,909	$13,509,155
Receivables (note 5)	4,029,403	49,260
Inventories (note 6)	23,952,968	-
Prepaid expenses and other	1,636,701	273,088
	72,849,981	13,831,503
Mineral properties, plant and equipment (note 7)	176,450,991	2,153,523
Exploration and evaluation assets (note 7)	-	93,420,809
Reclamation bonds (note 8)	24,403,762	445,809
Total assets	$273,704,734	$109,851,644
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 9)	$14,031,484	$5,795,512
Income taxes payable	2,229,000	-
Due to related parties (note 10)	-	662,426
Obligations under gold purchase agreement, current (note 11)	6,466,100	-
Loans payable, current (note 12)	1,895,428	7,000,000
	24,622,012	13,457,938
Obligations under gold purchase agreement (note 11)	28,754,355	-
Loans payable (note 12)	19,840,909	-
Derivative liability related to gold supply agreement (note 13)	6,685,572	8,763,304
Decommissioning provision (note 14)	19,138,839	1,193,628
Deferred tax liability	5,050,834	-
Total liabilities	104,092,521	23,414,870
Shareholders' Equity
Share capital (note 15)	173,320,328	111,596,460
Contributed surplus (note 15)	24,810,080	14,545,252
Deficit	(34,696,397)	(43,950,683)
Accumulated other comprehensive income	6,178,202	4,245,745
Total shareholders' equity	169,612,213	86,436,774
Total liabilities and shareholders' equity	$273,704,734	$109,851,644

See Contingencies (note 22)

The accompanying notes are an integral part of the condensed consolidated financial statements
3

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Income (Loss)
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Revenues	$38,012,787	$-	$77,083,745	$-
Cost of sales
Production costs	17,254,621	-	37,652,263	-
Depreciation and depletion	7,974,402	-	14,900,176	-
Gross profit	12,783,764	-	24,531,306	-
General and administrative expenses	2,976,545	987,572	7,379,974	2,762,671
Income (loss) from operations	9,807,219	(987,572)	17,151,332	(2,762,671)
Business acquisition costs	-	-	(2,257,018)	-
Gain on change in fair value of derivative (note 13)	442,514	-	2,034,305	-
Finance charges (note 16)	(2,751,340)	-	(6,987,316)	-
Foreign currency gain (note 17)	4,243,667	-	5,255,983	-
Income (loss) before tax	11,742,060	(987,572)	15,197,286	(2,762,671)
Income tax expense	(4,517,000)	-	(5,943,000)	-
Net income (loss)	$7,225,060	$(987,572)	$9,254,286	$(2,762,671)

Net income (loss) per share
Basic	$0.06	$(0.02)	$0.08	$(0.04)
Diluted (1)	$0.06	$(0.02)	$0.08	$(0.04)

Weighted average number of shares outstanding (note 18)
Basic	118,717,882	64,512,225	112,498,115	64,449,572
Diluted	121,641,031	64,512,225	115,152,301	64,449,572

(1)

As net losses were recorded for the three and nine months ended September 30, 2013, the dilutive potential shares are anti-dilutive for the net income (loss) per share calculation for these periods and therefore the weighted average basic and diluted numbers of shares are the same.

The accompanying notes are an integral part of the condensed consolidated financial statements
4

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Net income (loss)	$7,225,060	$(987,572)	$9,254,286	$(2,762,671)

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss
Foreign currency translation	4,614,713	(1,794,954)	1,932,457	2,509,581
Unrealized loss on marketable securities	-	(19)	-	(5,488)
Impairment of marketable securities	-	-	-	19,631
	4,614,713	(1,794,973)	1,932,457	2,523,724
Comprehensive income (loss)	$11,839,773	$(2,782,545)	$11,186,743	$(238,947)

The accompanying notes are an integral part of the condensed consolidated financial statements
5

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Cash provided by (used in) Operating activities
Income (loss) for the period	$7,225,060	$(987,572)	$9,254,286	$(2,762,671)
Items not involving cash

Depreciation, depletion and amortization	7,657,360	15,949	14,664,772	45,224
Change in fair value of derivative	(828,714)	-	(2,420,506)	-
Finance charges	2,766,619	-	7,002,595	-
Unrealized foreign exchange losses (gains)	(3,846,661)	28,498	(5,158,157)	(3,163)
Write-off of marketable securities	-	-	-	19,631
Deferred tax expense	3,193,000	-	3,714,000	-
Share-based compensation	1,672,681	179,634	2,479,109	709,731
	17,839,345	(763,491)	29,536,099	(1,991,248)
Changes in non-cash working capital
Receivables	(689,624)	(2,530)	(881,724)	1,537
Inventories	(3,236,779)	-	(12,477,616)	-
Prepaid expenses	(313,783)	169,606	(1,322,978)	109,385
Accounts payable and accrued liabilities	1,509,815	195,606	11,431,308	(181,091)
Income taxes payable	1,324,000	-	2,229,000	-
Due to (from) related parties	(242,027)	47,607	(686,888)	115,339
Net cash provided by (used in) operating activities	16,190,947	(353,202)	27,827,201	(1,946,078)

Cash provided by (used in) investing activities
Cash paid for acquisition of Midas	-	-	(63,670,058)	-
Expenditures on mineral properties, plant and equipment	(7,989,903)	(6,081,912)	(18,864,581)	(17,405,984)
Cash payments for reclamation bonds	-	-	(31,244,251)	-
Reclamation bond recovered, net	7,642,092	1,296,546	7,642,092	1,145,820
Proceeds from sale of mineralized material	-	2,056,644	-	2,056,644
Interest received	18,683	-	67,019	-
Net cash used in investing activities	(329,128)	(2,728,722)	(106,069,779)	(14,203,520)

Cash provided by (used in) financing activities
Issuance of share capital, net	15,935,035	681,000	61,255,996	696,724
Proceeds under gold purchase agreement, net	-	-	35,981,635	-
Proceeds from gold royalty advance	-	-	1,366,549	-
Proceeds from debt	-	2,305,827	23,109,197	9,113,952
Repayment of debt	(2,426,211)	-	(9,426,536)	(10,780,000)
Interest paid	(2,379,257)	-	(5,649,536)	(56,180)
Net cash provided by (used in) financing activities	11,129,567	2,986,827	106,637,630	(1,025,504)

Effect of foreign exchange on cash balances	1,133,634	2,878	1,326,702	108,477

Net increase (decrease) in cash	28,125,020	(92,219)	29,721,754	(17,066,625)

Cash, beginning of period	15,105,889	1,074,789	13,509,155	18,049,195

Cash, end of period	$43,230,909	$982,570	$43,230,909	$982,570

See supplemental cash flow information (note 19)

The accompanying notes are an integral part of the condensed consolidated financial statements
6

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and expressed in Canadian dollars)

	Nine months ended September 30,
	2014	2013
Issued share capital
Balance at beginning of period	$111,596,460	$92,085,867
Common shares issued, net of issuance costs	55,405,169	-
Shares issued for executive compensation	259,068	73,964
Stock options exercised	943,963	167,400
Warrants exercised	5,115,668	718,083
Balance at end of period	173,320,328	93,045,314

Contributed surplus
Balance at beginning of period	14,545,252	13,256,644
Subscription receipts	507,214	-
Senior debt	1,753,591	340,972
Warrants issued on Midas acquisition	6,500,000	-
Stock options exercised	(633,200)	(61,400)
Warrants exercised	(94,500)	(123,083)
Share based compensation	2,231,723	631,491
Balance at end of period	24,810,080	14,044,624

Deficit
Balance at beginning of period	(43,950,683)	(29,829,892)
Income (loss) for the period	9,254,286	(2,762,671)
Balance at end of period	(34,696,397)	(32,592,563)

Accumulated other comprehensive income (loss)
Balance at beginning of period	4,245,745	(1,242,059)
Reallocation of AOCI on marketable securities	-	19,631
Unrealized loss on marketable securities	-	(5,488)
Exchange rate differences on translation from functional to presentation currency	1,932,457	2,509,581
Balance at end of period	6,178,202	1,281,665
Total shareholders’ equity	$169,612,213	$75,779,040

The accompanying notes are an integral part of the condensed consolidated financial statements
7

THIRD QUARTER REPORT	KLONDEX MINES LTD

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

1.	Nature of Operations

Klondex Mines Ltd. (the “Company“) is in the business of acquiring, owning, exploiting, and evaluating mineral properties, and developing these properties further or disposing of them when the evaluation is completed. The Company has interests in the Fire Creek exploration project (the “Fire Creek Project” or “Fire Creek”) and the Midas mine and ore milling facility (collectively “Midas Mine” or “Midas”), as well as other properties, all located in the State of Nevada, USA.

The Company was incorporated on August 25, 1971 under the laws at British Columbia, Canada and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “KDX”.

The Company’s registered office is located at 20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8.

2.	Significant Accounting Policies

Basis of presentation

The Company’s condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as applicable to interim financial reports including IAS 34 ‘Interim Financial Reporting’, and therefore do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2013, which were prepared in accordance with IFRS.

The consolidated interim financial statements are expressed in Canadian dollars and include the accounts of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company’s subsidiaries, which are wholly owned, are 0985472 B.C. Ltd, and its U.S. subsidiaries: Klondex Holdings (USA) Inc., Klondex Gold and Silver Mining Company, Klondex Midas Holding Limited and Klondex Midas Operations Inc. All intercompany transactions, balances, revenues and expenses are eliminated on consolidation.

The Company has determined that the functional currency of its US subsidiaries is the US dollar.

Through authority granted by the Board of Directors, the Audit Committee has approved these condensed consolidated interim financial statements on November 7, 2014.

New Accounting Policies

The accounting policies used in the condensed consolidated interim financial statements are consistent with those of the previous year, except as described below.

The Company adopted new accounting policies as described below because of the transition of the Fire Creek Project to the bulk-sample production stage from the evaluation and exploration stage and the acquisition of the Midas Mine.

Business combinations: The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets and liabilities transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

Where the initial accounting for the business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the fair value of assets acquired and liabilities assumed. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and that, if known, would have affected the measurement of the amounts recognized at that date. The measurement period will not exceed one year from the acquisition date.

Revenue recognition: Revenue related to sales of gold and silver is recognized when the significant risks and rewards of ownership have been transferred. This is considered to have occurred when title passes to the buyer pursuant to the related purchase agreement. Revenue is recognized to the extent that it is probable that the Company will receive economic benefits and is measured at the fair value of the consideration received or receivable less any applicable discounts.

Mining taxes and royalties: Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue (net of any allowable deductions).

Inventories: Inventories, which include supplies, in-process and finished goods are valued at the lower of average cost or net realizable value.

•	Supplies inventory: Supplies inventory consists of supplies used in mining and milling operations and spare parts. Costs include acquisition, freight and tax.

•

In-process inventory: In-process inventory consists of ore in stockpiles and ore in circuit in the mill. Costs include all direct costs incurred in production and milling including labor, materials, overhead, depreciation and depletion.

•

Finished goods inventory: Finished goods inventory consists of doré gold and silver bars at the mill or at the third-party refiner and refined metal that is still under ownership of the Company. Costs include all costs of in-process inventory plus any additional refining costs incurred.

Significant estimates and judgments

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates.

Significant areas where judgment is applied apart from those involving estimates are:

Acquisition accounting: The acquisition of a company or asset may result in the reporting of a business combination or asset acquisition as defined under IFRS. Judgment is required to determine the appropriate accounting treatment for acquisition by the Company.

Reclassification of evaluation and exploration assets: The Company reclassifies assets from exploration and evaluation to production assets once recovery of the resource is deemed economically viable and technically feasible. At this point, the asset is tested for impairment then reclassified to mineral properties, plant and equipment.

Obligations under gold purchase agreement: Management determined the obligation to deliver gold within the gold purchase agreement is subject to the ‘own use’ scope exception under IAS 39 which represents a significant judgment. The judgment is based on the fact that the Company has the ability, and management has the intention, to deliver gold to meet this requirement.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

THIRD QUARTER REPORT	KLONDEX MINES LTD

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

Fair value of assets and liabilities acquired in an acquisition: In the determination of the fair value of assets and liabilities acquired through an acquisition accounted for as a business combination, management makes certain judgments and estimates regarding mineral reserves or resources, commodity prices, economic lives, reclamation costs and discount rates, among others. Due to the complex nature of the valuation process, information may become available following the initial determinations that could change the provisional measurement of assets and liabilities acquired.

Work-in-process and production costs: The Company makes estimates of the amount of recoverable ounces in work-in-process inventory which is used in the determination of the cost of goods sold during the period. Changes in these estimates could result in a change in carrying value of inventories and mine operating costs in future periods. The Company monitors the recovery of gold ounces from the mill and could use this information to refine its original estimate.

Depletion: The Company uses estimated recoverable resources as the basis for determining the amortization of certain mineral property, plant and equipment as proven and probable reserves have not been defined. This results in an amortization charge in the respective period proportionate to the depletion of the related resource. Determining the amount of recoverable resources is complex and requires the use of estimates and assumptions related to geological sampling and modeling, future commodity prices and costs to extract and process the ore, among others.

Income taxes: The Company uses the liability method of accounting for income taxes including mining taxes and royalties if they have the characteristics of an income tax. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. Deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized.

Current and deferred income tax expense or benefit are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity, in which case the related current and deferred income tax expense or benefit are also recognized in other comprehensive income or directly in equity.

3.	Recent Accounting Pronouncements

The following standards are effective for annual periods beginning January 1, 2014 and have been adopted by the Company. The adoption of these standards did not have a material impact on these condensed consolidated interim financial statements.

Amendment to IAS 32, ‘Financial instruments: Presentation’: This amendment updates the application guidance in IAS 32, ‘Financial instruments: Presentation’, to clarify certain requirements for offsetting financial assets and financial liabilities on the balance sheet.

Amendments to IAS 36, ‘Impairment of assets’: These amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

IFRIC 21, ‘Levies’: This interpretation is on IAS 37 which sets out a criteria for recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event.

The following standard is not yet effective.

Annual improvements: In December 2013, the IASB published the final standard on the Annual Improvements 2010-12 cycle with amendments affecting seven existing standards. The amendments are effective for annual periods beginning on or after July 1, 2014. Management does not expect the amendments to have a significant impact on the Company’s consolidated financial statements.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

4.	Acquisition of Midas

On February 11, 2014, the Company acquired all of the outstanding shares of Newmont Midas Holdings Limited, which indirectly owns the Midas Mine, from Newmont USA Limited, a subsidiary of Newmont Mining Corporation (“Newmont”) (the “Acquisition”). The aggregate purchase price totaled approximately $71.4 million, including 5,000,000 common share purchase warrants issued to Newmont with a 15-year term, subject to acceleration in certain circumstances, and an exercise price of $2.15. In addition, the Company was required to deposit $31.6 million (US$28.6 million) in reclamation bonds to replace Newmont’s surety arrangements with Nevada and federal regulatory authorities.

The Acquisition was financed through the net proceeds of the following:

Equity: The Company completed a private placement on January 9, 2014 of 29.4 million subscription receipts at an issue price of $1.45 per subscription receipt for total gross proceeds of approximately $42.6 million. The subscription receipts automatically converted into common shares on a one-for-one basis in accordance with their terms upon closing of the Acquisition.

Gold Purchase Agreement: The Company entered into a Gold Purchase Agreement with a subsidiary of Franco-Nevada GLW Holdings Corp. pursuant to which Klondex agreed to sell an aggregate of 38,250 ounces of gold to Franco-Nevada by December 31, 2018 at a pre-paid purchase price of US$33,763,640 in cash.

Royalty Agreement: The Company granted to a subsidiary of Franco-Nevada a 2.5% NSR royalty on the Fire Creek and Midas properties in consideration for the payment of an aggregate of US$1,236,360 in cash. Monthly royalty payments will commence in 2019, after the scheduled gold deliveries under the gold purchase agreement are completed. The receipt of the proceeds of the NSR was accounted for as a reduction to mineral properties.

Debt: The Company completed a private placement of units consisting of $25 million aggregate principal amount of 11.00% senior secured notes due August 11, 2017 and 3,100,000 common share purchase warrants with a three-year term and an exercise price of $1.95 to a syndicate of lenders.

The Company accounted for the acquisition as a business acquisition with the purchase price preliminarily allocated to the identifiable assets and liabilities acquired as presented below.

Purchase price
Cash	$63,670,033
Warrants	6,500,000
$70,170,033

Net assets acquired
Inventory	$2,043,837
Mining tax receivable	3,028,244
Mineral properties	22,344,574
Plant and equipment	61,319,126
Reclamation liability	(17,248,956)
Deferred tax liability	(1,316,792)
$70,170,033

This allocation is preliminary as the Company has not completed the valuation process. The allocation may be adjusted in future periods as additional information becomes available. As at September 30, 2014, the Company has not made any adjustments to the valuation. In connection with the acquisition the Company may have acquired certain deferred tax assets and or liabilities which will be determined based on the final valuation. The Company incurred expenses of $2,257,018 related to the acquisition.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

5.	Receivables

	September 30,	December 31,
	2014	2013
Tax receivable	$3,074,335	$-
Others	955,068	49,260
	$4,029,403	$49,260

6.	Inventories

	September 30,	December 31,
	2014	2013
Supplies	$1,729,707	$-
In-process	12,178,138	-
Finished goods	10,045,123	-
	$23,952,968	$-

Cost of inventories recognized as an expense in cost of sales for the sale of gold and silver for the three and nine months ended September 30, 2014 were $25,229,023 and $52,552,439, respectively.

7.	Mineral Properties, Plant and Equipment

			and
	Mineral	Plant and	evaluation
	properties	equipment	assets	Total
Cost
Balance at January 1, 2014	$-	$3,765,811	$93,420,809	$97,186,620
Acquisition of Midas	22,344,574	61,319,126	-	83,663,700
Additions	17,928,196	1,446,558	919,400	20,294,154
Recoveries from the sale of gold	(4,595,947)	-	-	(4,595,947)
Reclassifications	94,340,209	-	(94,340,209)	-
Foreign exchange	3,138,031	749,709	-	3,887,740

Balance at September 30, 2014	133,155,063	67,281,204	-	200,436,267

Accumulated depreciation and depletion
Balance at January 1, 2014	-	1,612,288	-	1,612,288
Additions	18,807,891	2,999,622	-	21,807,513
Disposals	-	-	-	-
Foreign exchange	456,291	109,184	-	565,475
Balance at September 30, 2014	19,264,182	4,721,094	-	23,985,276

Net book value at September 30, 2014	$113,890,881	$62,560,110	$-	$176,450,991

THIRD QUARTER REPORT	KLONDEX MINES LTD

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

8.	Reclamation Bonds

	September 30,	December 31,
	2014	2013
Midas	$23,666,946	$-
Fire Creek	736,816	445,809
	$24,403,762	$445,809

During the second quarter of 2014, the Company entered into a collateral trust agreement with an insurance company whereby surety bonds totaling US$28,070,645 (CAD$29,968,221) were issued to federal and state agencies to replace cash bonds paid in connection with the acquisition of the Midas Mine. Under the terms of the agreement the Company paid a fee of 1.25% of the total surety bond amount in order to receive the surety bonds and US$7,000,000 (CAD$7,845,600) of cash. The Company received the funds in July 2014.

9.	Accounts Payable and Accrued Liabilities

	September 30,	December 31,
	2014	2013
Trade accounts payable	$7,344,005	$4,189,643
Accrued liabilities	6,423,151	981,047
Interest payable	264,328	624,822
	$14,031,484	$5,795,512

10.	Related Party Transactions

The Company’s directors and officers are considered key management personnel and their compensation comprises the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Salaries, bonuses and fees paid to directors and officers	$392,858	$303,208	$1,250,564	$878,711
Share-based payments incurred with directors and officers	946,851	188,329	1,147,206	423,286
Consulting fees paid to a former officer	-	33,393	-	63,037
	$1,339,709	$524,930	$2,397,770	$1,365,094

11.	Obligations Under Gold Purchase Agreement

On February 11, 2014, the Company entered into a gold purchase agreement with Franco-Nevada Corporation for US$33.8 million. Pursuant to the terms, gold deliveries will be made at the end of each month with the first delivery date on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces is completed by December 31, 2018. Minimum scheduled deliveries of gold consisting of equal monthly installments by year per the agreement are as follows:

Year	Ounces
2014	3,856
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Company has accounted for the agreement as a loan with an embedded derivative that meets the “own use” exception and is therefore not marked to market. The loan is recorded at amortized cost using the effective interest method. At September 30, 2014, the current and long-term portions due were $6,466,100 and $28,754,355, respectively.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

During the three and nine months ended September 30, 2014, the Company delivered 2,894 and 3,859 ounces of gold, respectively in accordance with the terms of the agreement.

12.	Loans Payable

		September 30,	December 31,
		2014	2013
Senior unsecured loan	(a)	$-	$7,000,000
Senior secured facility, current portion	(b)	1,895,428	-
Senior secured facility, long-term portion	(b)	19,840,909
		$21,736,337	$7,000,000

(a)	Senior unsecured loan

On January 4, 2013, the Company completed a $7,000,000 placement of 9% Senior Unsecured Notes (“Notes”) due January 5, 2015, which were issued to investors at 98.0% of the principal amount. Investors in the Notes offering received a total of 525,000 warrants, each entitling the purchase of one common share at a price of $1.55 for a period of 18 months following their date of issue.

The Company had the option to repay the loan early at an amount of 102.5% plus any unpaid accrued interest. At December 31, 2013, the Company accelerated the accretion of all warrants and borrowing costs and reclassified the full face value of the Notes ($7,000,000) as a current liability. On February 11, 2014, the Company paid the loan in full, including the 2.5% penalty for early repayment.

(b)	Senior secured facility

On February 11, 2014 the Company completed a private placement of units consisting of $25 million aggregate principal amount of 11.0% senior secured notes due August 11, 2017 and 3,100,000 common share purchase warrants with a three- year term and an exercise price of $1.95 to a syndicate of lenders. The Company is required to make principal payments of $4 million per year payable in equal monthly installments beginning in January 2015. Interest is payable monthly throughout the life of the debt.

The Company has the option to repay the loan at any time on or after February 11, 2015 subject to repayment penalties as listed below:

Date	Redemption penalty
February 11, 2015 to February 10, 2016	4%
February 11, 2016 to February 10, 2017	2%
February 11, 2017 to August 11, 2017	No penalty

13.	Derivative Liability Related to Gold Supply Agreement

On March 31, 2011 the Company entered into a gold supply agreement. Pursuant to this agreement the Company grants the buyer the right to purchase refined gold bullion during the term of the agreement from the Fire Creek Project for the five year period starting from the last day of February 2013. If the Fire Creek Project has not produced an aggregate of 150,000 ounces by February 28, 2018 the term will be extended until an aggregate of 185,000 ounces have been produced. The purchase price is the average settlement price of gold on the London Bullion Market Association, PM Fix for the 30 trading days immediately preceding the relevant pricing date. A 1.0% discount is applicable through February 29, 2016. If the price per ounce is less than US$900 at any time the discount will be nil.

During the three and nine months ended September 30, 2014, the Company received US$5,482,099 and US$22,363,320, for 4,234 and 17,340 ounces of gold, respectively, sold under the agreement.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

The Company has classified this agreement as a derivative instrument measured at fair value in U.S. dollars. At September 30, 2014, the derivative value was $6,685,572. During the three and nine months ended September 30, 2014, the Company recorded gains on the change in fair value of the derivative of $442,514 and $2,034,305, respectively.

14.	Decommissioning Provision

The Company’s decommissioning provision is the result of drilling activities, underground tunneling, and other mine development activities at the Fire Creek and Midas properties. The Company estimated its decommissioning provision at September 30, 2014 based on a risk-free discount rate of 3.10% (2013 – 2.50%) and an inflation rate of 1.46% (2013 – 2.07%) . Decommissioning is expected to begin in 2019 for Fire Creek and 2023 for Midas.

	September 30,	December 30, 2013
	2014
Balance at beginning of period	$1,193,628	$593,541
Acquisition of Midas	17,248,956	-
Change in provision	-	584,223
Accretion	359,033	15,864
Foreign exchange gain	337,222	-
Balance at end of period	$19,138,839	$1,193,628

15.	Share Capital

a)	Common shares: unlimited common shares with no par value

b)	Issued and outstanding share capital

	Number of shares	CAD
Balance at beginning of period	64,361,461	$92,085,867
Short term prospectus, net of issuance costs	14,200,000	17,972,234
Shares issued for executive compensation	64,830	78,240
Stock options exercised	120,000	61,400
Warrants exercised	1,000,000	1,398,719
Balance at December 31, 2013	79,746,291	$111,596,460
Common shares issued, net of issuance costs	37,450,000	55,405,169
Shares issued for executive compensation	483,025	259,068
Stock options exercised	1,586,624	943,963
Warrants exercised	2,204,083	5,115,668
Balance at September 30, 2014	121,470,023	$173,320,328

In connection with the Midas Acquisition in February 2014, the Company closed a private placement offering of subscription receipts for 29.4 million common shares. Each subscription receipt was issued at a purchase price of $1.45 and was converted into one common share of the Company. The Company received net proceeds from the transaction of $40.5 million.

On July 30, 2014, the Company completed a bought deal public offering (the “Offering”) for aggregate gross proceeds of $16,100,000. Under the Offering, the Company issued and sold 8,050,000 common shares, which included an over-allotment of 1,050,000 common shares, at a price of $2.00 per common share. The underwriters received a total of $665,000 cash commission, representing 5% of the gross proceeds of the Offering, excluding $2,800,000 from subscriptions by purchasers on the president's list. As additional compensation, the Company granted the underwriters an aggregate of 266,000 compensation warrants, being an amount equal to 4% of the number of common shares sold, excluding the 1,400,000 common shares sold to purchasers on the president's list. The compensation warrants are exercisable at $2.25 per compensation warrant and may be exercised at any time during a period of 24 months following the closing date.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

c)	Contributed Surplus

a.	Warrants outstanding

A summary of the Company’s share purchase warrants activity is presented below:

		Weighted
	Number of	average
	warrants	exercise price
Outstanding and exercisable at December 31, 2012	17,105,849	$2.39
Financing
Warrants issued for Jones Gable bridge loan agreement	500,000	1.22
Warrants issued for K2 bridge loan agreement	500,000	1.19
Warrants issued for Senior Unsecured Debt	525,000	1.55
Brokers’ warrants for Short-form Prospectus	568,000	1.43
Warrants exercised	(1,000,000)	1.21
Warrants expired	(5,330,700)	3.50
Brokers’ warrants expired	(564,084)	2.50
Outstanding and exercisable at December 31, 2013	12,304,065	$1.80
Financing
Warrants issued with private placement offering	1,176,000	1.55
Warrants issued for Senior Secured Debt	3,100,000	1.95
Warrants issued for Acquisition of Midas	5,000,000	2.15
Warrants issued for Short Form Prospectus	266,000	2.25
Warrants exercised	(3,264,939)	1.59
Warrants expired	(360)	1.35
Outstanding and exercisable at September 30, 2014	18,580,766	$2.00

A summary of the Company’s outstanding warrants at September 30, 2014 is presented below:

	Number of	Weighted average		Number of
Exercise price per	warrants	remaining	Weighted average	warrants	Weighted
share	outstanding	contractual life	exercise price	exercisable	average life
$1.00 - $1.49	525,826	1.06	$1.43	525,826	1.06
$1.50 - $1.99	11,088,940	2.06	$1.78	11,088,940	2.06
$2.00 - $2.49	5,566,000	13.24	$2.17	5,566,000	13.24
$2.50 - $3.00	1,400,000	0.52	$2.76	1,400,000	0.52
$1.00 - $3.00	18,580,766	5.27	$1.96	18,580,766	5.27

THIRD QUARTER REPORT	KLONDEX MINES LTD

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

The average fair value of each warrant issued is estimated on the issue date using the Black-Scholes option-pricing model with the following weighted average assumptions during the nine months ended September 30:

	2014	2013

Estimated life in years	5.64	1.20
Risk free interest rate	1.21%	1.14%
Volatility	52.63%	46.36%

The estimated volatility was determined based on the historical share price volatility over the estimated life of the warrants.

b.	Options outstanding

The Company has adopted an incentive stock option plan (the “Plan”). The essential elements of the Plan provide that the aggregate number of common shares of the Company’s capital stock issuable pursuant to options granted under the Plan may not exceed 15% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the Plan will have a maximum term of ten years. The vesting periods of options granted under the plan may vary at the discretion of the Plan Administrator. The exercise price of options granted under the Plan will not be less than the 5 day Volume Weighted Average Price (VWAP) of the common shares at the date of grant.

A summary of the Company’s stock options activity is presented below:

		Weighted
		average
	Number of options	exercise price

Outstanding at December 31, 2012	4,694,896	$1.34
Options granted	3,174,708	1.42
Options exercised	(120,000)	0.88
Options expired	(418,000)	1.41
Options cancelled	(1,850,846)	1.28
Outstanding at December 31, 2013	5,480,758	1.41
Options granted	4,608,063	1.96
Options exercised	(525,768)	1.24
Options forfeited	(50,000)	1.30
Outstanding at September 30, 2014	9,513,052	$1.52

A summary of the Company’s outstanding and exercisable stock options at September 30, 2014 is presented below:

		Weighted
	Number of	average	Weighted	Number of
Exercise price per	options	remaining	average exercise	options	Weighted
share	outstanding	contractual life	price	exercisable	average life
$1.00 - $1.49	2,907,489	1.95	$1.30	2,584,768	2.01
$1.50 - $1.99	3,492,500	2.28	$1.58	1,370,833	1.96
$2.00 - $2.49	2,988,063	4.77	$2.05	996,021	4.77
$2.50 - $3.00	125,000	1.28	$2.53	125,000	1.28
$1.00 - $3.00	9,513,052	2.95	$1.66	5,076,622	2.85

THIRD QUARTER REPORT	KLONDEX MINES LTD

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

The average fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions, during the nine months ended September 30:

	2014	2013

Estimated life in years	3.36	3.00
Risk free interest rate	1.31%	1.22%
Volatility	48.24%	49.76%
Forfeiture rate	-	-

16.	Finance Charges

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Obligations under gold purchase agreement	$1,676,479	$-	$4,283,280	$-
Senior secured facility	967,106	-	2,417,281	-
Accretion of decommissioning provisions	73,660	-	359,033	-
Other interest expense and income	34,095	-	(72,278)	-
	$2,751,340	$-	$6,987,316	$-

In 2013, finance charges were applied to the Fire Creek exploration and evaluation assets.

17.	Foreign Currency Gain

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Foreign currency loss on obligation under gold purchase agreement	$(1,749,092)	$-	$(392,629)	$-
Other foreign exchange gains	5,992,759	-	5,648,612	-
	$4,243,667	$-	$5,255,983	$-

18.	Weighted Average Shares Outstanding

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Basic weighted average shares outstanding	118,717,882	64,512,225	112,498,115	64,449,572
Dilution adjustments:
Stock options(1)	1,578,420	-	1,479,382	-
Warrants(1)	1,344,729	-	1,174,804	-
Diluted weighted average shares outstanding	121,641,031	64,512,225	115,152,301	64,449,572

(1)

The impact of dilutive stock options and warrants was determined using the Company’s average share price for the three and nine months ended September 30, 2014 of $2.01 and $1.93, respectively. In 2013, there were no dilutive securities.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

19.	Supplemental Cash Flow Information

The following significant non-cash financing transactions were recorded:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Financing activities
Warrants issued in connection with acquisition	$-	$-	$9,529,080	$-

20.	Segment Information

Following the acquisition of Midas and the advancement of Fire Creek into operations under the bulk sample permit, the Company’s operations are now organized into three segments, the results of which are regularly reported to the Company’s Chief Executive Officer. The Company identified reportable segments as any operating unit that has total revenue, earnings, losses, or assets that exceed 10% of the total consolidated revenue, earnings, losses, or assets. The table below summarizes the segment information:

			Corporate
	Fire Creek	Midas	and other	Total
Three months ended September 30, 2014
Revenue	$24,848,514	$13,164,273	$-	$38,012,787
Production costs	7,011,806	10,242,815	-	17,254,621
Depreciation and depletion	6,378,277	1,596,125	-	7,974,402
Gross profit	11,458,431	1,325,333	-	12,783,764
General and administrative expenses	101,234	101,234	2,774,077	2,976,545
Earnings (loss) from operations	$11,357,197	$1,224,099	$(2,774,077)	$9,807,219
Capital expenditures	$4,221,791	$4,582,278	$50,033	$8,854,102

Nine months ended September 30, 2014
Revenue	$50,116,180	$26,967,565	$-	$77,083,745
Production costs	17,071,244	20,581,019	-	37,652,263
Depreciation and depletion	11,723,492	3,176,684	-	14,900,176
Gross profit	21,321,444	3,209,862	-	24,531,306
General and administrative expenses	188,855	188,855	7,002,264	7,379,974
Earnings (loss) from operations	$21,132,589	$3,021,007	$(7,002,264)	$17,151,332
Capital expenditures	$9,876,721	$9,912,845	$504,588	$20,294,154

Total assets at September 30, 2014	$112,210,111	$143,439,830	$18,054,792	$273,704,734

THIRD QUARTER REPORT	KLONDEX MINES LTD

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

			Corporate and
	Fire Creek	Midas	other	Total
Three months ended September 30, 2013
Revenue	$-	$-	$-	$-
Production costs	-	-	-	-
Depreciation and depletion	-	-	-	-
Gross profit	-	-	-	-
General and administrative expenses	394,692	-	592,880	987,572
Earnings (loss) from operations	$(394,692)	$-	$(592,880)	$(987,572)
Capital expenditures	$3,891,413	$-	$-	$3,891,413

Nine months ended September 30, 2013
Revenue	$-	$-	$-	$-
Production costs	-	-	-	-
Depreciation and depletion	-	-	-	-
Gross profit	-	-	-	-
General and administrative expenses	907,789	-	1,854,882	2,762,671
Earnings (loss) from operations	$(907,789)	$-	$(1,854,882)	$(2,762,671)
Capital expenditures	$16,627,631	$-	$-	$16,627,631

Total assets at September 30, 2013	$89,364,259	$-	$2,751,110	$92,115,369

21.	Financial Instruments

a)	Credit risk

Credit risk arises from the non-performance by counter parties of contractual financial obligations. The Company maintains its cash with major banks and financial institutions. The Company manages credit risk for trade receivables through credit monitoring processes and by trading with highly rated parties for the sale of metal. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

b)	Interest rate risk

At September 30, 2014, the Company was not subject to or exposed to any material interest rate risk. See note 12 for interest rates on loans outstanding.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they fall due. The Company manages this risk through management of its capital structure. Based on management’s and the Board of Director’s review of ongoing operations, the Company may revise the timing of capital expenditures, issue equity and/or pursue other loan facilities.

The Company’s current assets exceed current liabilities by approximately $48.2 million at September 30, 2014. The Company enters into contractual obligations in the normal course of business operations. Management believes the Company’s requirements for capital expenditures, working capital and ongoing commitments can be financed from existing cash, from gold and silver sales from operations and by acquiring new loans or issuing equity.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

d)	Fair value hierarchy

Financial instruments recorded at fair value on the Consolidated Statements of Financial Position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

i.	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
ii.	Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
iii.	Level 3 – Input for assets and liabilities that are not based on observable market data.

At September 30, 2014, the Company had a derivative instrument classified as a liability in the consolidated statements of financial position of $6,685,572. The derivative falls within level 2 of the fair value hierarchy. See note 13 for additional information regarding the valuation techniques and inputs used in determining the fair value of the derivative.

Financial instruments that are not measured at fair value on the statement of financial position are cash, receivables, reclamation bonds, accounts payable, due to related parties and loans payable. The fair value of these financial instruments approximates their carrying value due to their short term nature.

22.	Contingencies

During the year ended December 31, 2012, two directors of the Company resigned and the controller/secretary of the US subsidiary was terminated for cause. Subsequent to the directors’ resignations, the Company determined that each individual breached certain duties and would be terminated for cause retroactive to June 27, 2012. Accordingly, certain termination benefits of US$903,000, which may have been payable under the employment contracts, have not been recorded in the accounts at September 30, 2014. Two of the former directors and the controller/secretary filed claims against the Company for severance benefits and to reinstate their stock options. The outcome of the claims cannot be determined at this time.